Exhibit (a)(5)(X)

Dear Shareholders and Market Participants,

Thermo Fisher Scientific has today announced the commencement of a subsequent offering period in order to allow any remaining shareholders accept the offer for the common shares of Olink.

All Shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same offer price of $26.00 per common share (“Share”), as applicable, in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”).  The procedures for accepting the offer and tendering offer securities during the subsequent offering period are the same as those applicable to the offer as described in the Offer to Purchase, except that shares validly tendered during the subsequent offering period may not be withdrawn.

Olink shareholders who have validly tendered their Shares of Olink prior to the expiration time of July 9 at 4 p.m. Swedish time do not need to re-tender their shares or take any other action as a result of the subsequent offering period.

All conditions described in the tender offer statement on Schedule TO, as amended and supplemented from time to time, filed by Thermo Fisher with the U.S. Securities and Exchange Commission on October 31, 2023, have been met and Thermo Fisher Scientific will complete the offer.

Deadline to submit the acceptance form for the subsequent offering period: Received by DNB no later than 4:00 p.m., Swedish time, on July 16, 2024.

Price per share: $26.00 USD per Olink share.

Payment date: Around 2 business days following DNB’s receipt of a validly submitted acceptance form.

Please see the press release [insert link]

Sincerely,

DNB Markets Securities Services
DNB Markets, a part of DNB Bank ASA, Sweden Branch
E-mail: emissioner@dnb.se | Phone: +46 8 473 45 50